Snow Rothschild Acquisition Corp.

40 West 57th Street, Suite 1800

New York, NY 10019

June 4, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Pearlyne Paulemon

Re:	Snow Rothschild Acquisition Corp.
Registration Statement on Form S-1
Filed May 22, 2026, as amended File No. 333-296154

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Snow Rothschild Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Monday, June 8, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Ian Snow
Ian Snow
Chief Executive Officer

cc:	Stuart Neuhauser, Ellenoff Grossman & Schole LLP Adam Berkaw, Ellenoff Grossman & Schole LLP